United States securities and exchange commission logo





                          April 30, 2021

       David A. Steinberg
       Chief Executive Officer and Chairperson
       Zeta Global Holdings Corp.
       3 Park Ave, 33rd Floor
       New York, NY, 10016

                                                        Re: Zeta Global
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-255499

       Dear Mr. Steinberg:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter on your draft registration statement on Form S-1.

       Form S-1 filed April 26, 2021

       Prospectus Summary, page 1

   1. You state that the company has 33% of the Fortune 100 companies as customers. We note that no customer
accounted for more than 10% of your total revenue. Please clarify the significance of
highlighting these customers in the prospectus summary and in the graphics. Disclose
whether they are scaled customers from which you generated more than $100,000 in
revenue or more than $1 million in revenue in 2020.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
April       NameZeta Global Holdings Corp.
       30, 2021
April 230, 2021 Page 2
Page
FirstName LastName
Summary Consolidated Financial and Operating Information, page 14

2. We note from your revised disclosures and response to prior comment 16 that as a result of modifying the restricted stock and restricted stock unit awards, you will recognize additional compensation expense upon effectiveness of the offering. Please revise your pro forma per shares calculations to include adjustments for the additional stock compensation and outstanding shares that will be recognized upon effectiveness, if material. Similar revisions should be made to your Capitalization table. Refer to Article
         11-01(a)(8) of Regulation S-X.
Risk Factors
Our success and revenue growth depends on our ability to add new customers and retain our existing customers, page 18

3. You state in your response to prior comment 4 that no single holding company of your customers exceeds 10% of total revenue for any period presented. Please clarify whether such assertion is based on the holding company when combined with all their marketing agencies.
Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery..., page 40

4. Please clarify whether your choice of forum provision contains an exclusive federal forum provision for actions arising under the Securities Act, as you indicate on page 116. If so, state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, since your provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
5.       You indicate that    [n]othing in our amended and restated certificate
of incorporation or
         amended and restated bylaws precludes stockholders that assert claims under the
         Exchange Act from bringing such claims in federal court to the extent that the Exchange
         Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Therefore, clearly state whether or not the exclusive Delaware state forum provision applies to actions arising under the Exchange Act.
Use of Proceeds, page 43

6. Please disclose the total amount of offering proceeds that will be used to repurchase restricted stock and restricted stock units from your officers and directors.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
April       NameZeta Global Holdings Corp.
       30, 2021
April 330, 2021 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Results of Operations, page 52

7. We note your breakdown of scaled customers by tenure accounts for 295 of your scaled customers and 96.6% of revenue. However, elsewhere you state that you had 336 scaled customers that represented 96% of your total revenue. Please explain this apparent inconsistency and revise as necessary.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019, page 57

8. We note your response and revised disclosures to prior comment 8. Please tell us the percentage of fiscal 2019 total revenue that was generated from clients acquired as part of the 2019 acquisitions. Also, revise your discussion of growth from existing customers to clarify that such amount includes customers obtained from acquisitions.
Executive and Director Compensation
Treatment of Equity Awards in Connection with this Offering, page 105

9. Please identify the class of persons who will receive each type of modification to their restricted stock and restricted stock units in connection with the offering.
Certain Relationships and Related Party Transactions, page 107

10.      Disclose the modifications to each officer   s and director   s
restricted stock and restricted
         stock units and the amount of cash each will receive in connection with the offering.
Notes to Consolidated Financial Statements
Note 13 - Stock-Based Compensation
Restricted shares, page F-32

11. We note your response to prior comment 15 and your revised disclosures regarding the
         March 2021 modification of your restricted stock and restricted stock unit awards. Please tell us the fair value of the underlying common stock used to value the modification and explain any significant differences between such value and the midpoint of your IPO price range.
12. We note your disclosure of the number of restricted shares and the weighted average grant date fair values for awards granted during the periods presented. Please revise to provide the additional disclosures required under ASC 718-10-50-2(c), including the number and weighted-average grant-date fair value of awards that were non-vested at the beginning and end of the periods, as well as any shares that were forfeited during the periods.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
April       NameZeta Global Holdings Corp.
       30, 2021
April 430, 2021 Page 4
Page
FirstName LastName
Note 22 - Subsequent Events, page F-43

13. We note from your April 19, 2021 letter that you granted restricted shares in the first quarter of 2021 and modified the terms of existing awards. Please revise to disclose the nature and expected financial statement impact of the restricted share issuances and the modification of terms. Refer to ASC 855-10-50-2.
General

14. Please revise the graphics at the forefront of the prospectus to present a balanced picture
         of the company   s financial health. In this respect, we note that you
had increasing net
         losses during the last two years and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms
         C&DI 101.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Senior Staff Accountant, at 202-551-3459 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Joel H. Trotter, Esq.